UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2023
Commission File No. 001-39730
VISION MARINE TECHNOLOGIES INC.
(Translation of registrant’s name into English)
730 Boulevard du Curé-Boivin
Boisbriand, Québec, J7G 2A7, Canada
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐
See the Exhibit Index to this Form 6-K.

Exhibits
Exhibit No.	Exhibit
99.1	Vision Marine Technologies Inc. Notice of Annual General Meeting of Shareholders
99.2	Vision Marine Technologies Inc. Management Information Circular
99.3	Vision Marine Technologies Inc. Form of Proxy Card

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
VISION MARINE TECHNOLOGIES INC.
Date: August 3, 2023	By: /s/ Kulwant Sandher Name: Kulwant Sandher Title: Chief Financial Officer